

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2014

Via E-mail
Paul Martin
President and Chief Executive Officer
Azure Holding Group Corp.
741 S Tenth St.
Santa Monica, CA 90402

> **Re:** **Azure Holding Group Corp.**
> **Amendment No. 1 to Form 8-K**
> **Filed February 12, 2014**
> **Response dated February 10, 2014**
> **File No. 333-184440**

Dear Mr. Martin:

We have reviewed your response dated February 10, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Section 4. Matters Related to Accountants and Financial Statements, page 2
Item 4.01. Changes in Registrant's Certifying Accountant, page 2

The Termination of Ronald Chadwick, page 2

1. Please revise your disclosure in the first paragraph to clarify that the <u>reports</u> of Chadwick on your financial statements for the period from inception to August 31, 2012 and year ended August 31, 2013 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to audit scope or accounting principles, except that the reports contained an explanatory paragraph stating that there was substantial doubt about the Company's ability to continue as a going concern. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

Paul Martin
Azure Holding Group Corp.
February 19, 2014
Page 2

2. We note your revised disclosure in the second paragraph that there were no disagreements between the Company and Chadwick concerning any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, or reportable events, during the period April 12, 2012 (inception) to August 31, 2012 and the subsequent interim period August 31, 2013 preceding the resignation of Chadwick on December 12, 2013. Please revise to clarify that there were no disagreements or reportable events during the period April 17, 2012 (inception) to August 31, 2012, year ended August 31, 2013 and the subsequent interim period preceding the resignation of Ronald Chadwick on December 12, 2013. Please refer to paragraphs (a)(1)(iv) of Item 304 of Regulation S-K and Question 111.01 of our Compliance & Disclosure Interpretations of Regulation S-K available on our website at www.sec.gov.

Item 9.01 Financial Statements and Exhibits, page 3

3. Please file an updated letter from Ronald Chadwick as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 if you have questions regarding our comments or any other questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief